Exhibit 99.1

Nomad Foods Announces Appointment of Two New Directors

Released : Feb 17, 2016

Jeremy Isaacs and Victoria Parry Appointed Directors

FELTHAM, United Kingdom, February 17, 2016 /PRNewswire/ — Nomad Foods Limited (“Nomad” or the “Company”) (NYSE: NOMD), today announced that Victoria Parry and Jeremy Isaacs have been appointed to the Board of Directors. In addition, Alun Cathcart and Elio Leoni Sceti have announced their resignations as Directors of the Company.

Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We are very pleased to announce two new additions to our Board of Directors. Mr. Jeremy Isaacs and Ms. Victoria Parry bring diverse backgrounds and extensive experience that we believe will be instrumental to Nomad’s long-term success. We would also like to thank Mr. Alun Cathcart and Mr. Elio Leoni Sceti for their contributions during the early stages of Nomad’s expansion and wish them the best in their future endeavors.”

Jeremy Isaacs is a Founding Partner of JRJ Group. At JRJ Group, Mr. Isaacs is closely involved with the implementation and guidance of fund strategy, as well as the development and execution of portfolio company strategy. Prior to establishing JRJ Group, in late 2008, Mr. Isaacs held senior executive positions with Lehman Brothers with responsibility for businesses outside North America. Mr. Isaacs serves as a non-executive director of both Marex Spectron and Food Freshness Technology. Mr. Isaacs is an Honorary Fellow of the London Business School and was appointed Commander of the Order of the British Empire (CBE) in the 2015 Queen’s Birthday Honours for his services to the NHS.

Victoria Parry was Global Head of Product Legal for Man Group plc until April 2013 and currently acts as an independent non-executive director and consultant to the funds industry. Prior to the merger of Man Group plc with GLG Partners in 2010, she was Senior Legal Counsel for GLG Partners LP. Ms. Parry joined Lehman Brothers International (Europe) in April 1996 where she was Legal Counsel with responsibility for inter alia the activities of the GLG Partners division and left Lehman Brothers in September 2000 upon the establishment of GLG Partners LP. Prior to joining Lehman Brothers in 1996 Ms. Parry practiced as a solicitor with a leading London based firm of solicitors. Ms. Parry graduated from University College Cardiff, with a LLB (Hons) in 1986. Ms. Parry is a solicitor and a member of the Law Society of England and Wales. Ms. Parry is a director of a number of other companies.

About Nomad Foods Limited

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad produces, markets and distributes brands in 15 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birdseye, Iglo, and Findus. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Contact Details

Media Contact:

Liz Cohen

Weber Shandwick

+1-212-445-8044

liz.cohen@webershandwick.com

Investor Contact:

John Mills

Partner, ICR

+1-646-277-1254

John.Mills@ICRINC.com

SOURCE Nomad Foods Limited

RELATED LINKS

http://www.nomadfoods.com